

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 30, 2017

Frederick Sandford
President and Chief Executive Officer
Command Center, Inc.
3609 S. Wadsworth Blvd., Suite 250
Lakewood, CO 80235

> **Re: Command Center, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 24, 2017**
> **File No. 000-53088**

Dear Mr. Sandford:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   We note that proxies may be solicited by mail, in person, by telephone or other electronic means or by press release or other public statements. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

2.   We note a number of blank spaces throughout your preliminary proxy statement. Please fill in these blank spaces as soon as practicable. Note that we may have additional comments once you have provided these disclosures.

3.   Please file your form of proxy card in your amended preliminary proxy statement.

4.	Please revise your filing to reflect the appropriate EDGAR tag as "PREC14A" due to the contested election of directors.

Cover Page

5.	On the cover page where you describe how shareholders may revoke a previously-granted proxy, note that they may also do so by granting a later-dated proxy to another party such as Mr. Fields.

Internet Availability of Proxy Materials, page 4

6.	Indicate how you are providing the Notice of Internet Availability required by Rule 14a-16(d). If you intend to provide the information required in the proxy statement pursuant to Rule 14a-16(n), revise to include it, including the Web site (other than the Commission's Web site) where shareholders can access these proxy materials.

Background of the Solicitation, page 6

7.	On page 6, revise to state how many shares the Company discussed purchasing from Mr. Fields and at what price per share.

8.	Provide more details about the settlement discussions referenced in the third from the last bullet point in this section on page 7. What potential compromise(s) were discussed and what was the reaction by both parties?

Proposal No. 1 Election of Directors, page 10

9.	Disclose the specific reason or reasons for your opposition to nominees proposed by Fields. We note your statement on page 11 that your Governance and Nominating Committee reviewed the backgrounds of the Fields' nominees and that certain members of your board are familiar with the business experience of several of the Fields' nominees.

Proposal No. 2 Ratification of Selection of Independent Auditors, page 22

10.	We note disclosure that seems to indicate that brokers will have discretionary authority with respect to Proposal No. 2, ratification of the appointment of the auditors. It is our understanding that in a contested election such as this, a broker does not have discretionary authority to vote on any proposals to be voted on at the meeting, whether routine or not. Please revise your disclosure to clarify.

	We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951, Christina Chalk, Senior Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3263, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications